Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230
ANNOUCEMENT TO THE MARKET
Itaú Unibanco announces together with CIBC, NAB e Grupo NatWest the Project Carbon, a Voluntary Carbon Marketplace pilot
Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders and the general Market, the launching of a carbon offset platform to drive transparency in Voluntary Carbon Market in partnership with other international banks. In alignment with the leading Taskforce on Scaling Voluntary Carbon Markets (TSVCM), the project helps remove current barriers to voluntary carbon offset purchasing.
Project Carbon will initially be launched as a pilot in August to demonstrate the operational, legal and technical capability of the platform. The goals are:
• Increased delivery of high-quality carbon offset projects
• A liquid carbon credit marketplace with price certainty and transparency
• The creation of an ecosystem to support the offset market
• The development of tools to help clients manage climate risk
This initiative reflects Itaú Unibanco’s long-term commitments to ethical conduct of business, transparency and focus on sustainable performance.
São Paulo-SP, July 07, 2021.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence